FILE No. 82-1824

06018444

REDCORP

NEWS RELEASE RECEIVED

2006 NOV 14 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 6, 2006

News Release 06-23

TULSEQUAH PROJECT
Expansion of Near Mine Discovery

11.85 meters of 1.69 gpt Au, 177.56 gpt Ag, 0.98% Cu, 0.85% Pb 5.24 % Zn
Thickest Polymetallic Intercept to Date in A-Zone Extension

SUPPL

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together, the "Company"), are pleased to provide an update from its "near mine" exploration work.

The near mine exploration program was designed to test for new zones of mineralization close to the existing Tulsequah deposit, and to test geophysical targets in the area of conceptual infrastructure within the mine design. A total of 20 holes (including four geotechnical and four condemnation holes) have been drilled in the Tulsequah Mine area to date, totalling 5,334 meters.

Tulsequah Chief Deposit - 2006 Exploration Results

Hole ID [1]	From (m)	To (m)	Interval (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TC06021	98.0	105.5	7.50	0.27	15.64	0.15	0.61	2.38
TC06021 [2]	122.9	127.6	4.70	1.76	13.61	0.72	0.12	3.99
TC06022 [2]	102.2	105.0	2.85	0.16	5.53	0.02	0.08	4.38
plus [2]	114.2	119.4	5.20	0.11	5.28	0.26	0.53	5.70
including [2]	**117.8**	**119.4**	**1.60**	**0.09**	**9.19**	**0.40**	**1.30**	**15.30**
and [2]	**126.3**	**129.2**	**2.90**	**2.09**	**30.17**	**6.83**	**0.16**	**1.51**
TC06023 [2]	68.7	81.9	13.25	0.55	21.21	0.37	0.28	5.17
TC06024	no significant assays							
TC06025 [3]	111.0	114.3	3.27	0.60	18.41	0.33	0.65	3.98
TC06026	no significant assays							
TC06027	111.9	116.4	4.50	0.21	12.46	0.17	0.45	2.91
plus	**138.4**	**150.2**	**11.85**	**1.69**	**177.56**	**0.98**	**0.85**	**5.24**
including	**138.4**	**143.3**	**4.91**	**3.70**	**415.16**	**0.45**	**2.04**	**4.57**

(1) All holes with the exception of *TC06024* and *TC06026* targeted the newly-discovered A Zone Extension. Holes *TC06024* and *TC06026* targeted the West Limb of the F Anticline.
(2) Indicates drillhole results that were previously released on August 30, 2006.
(3) Hole was abandoned due to drilling difficulty before reaching target depth.

Terry Chandler, Redcorp President, states: "The continuing mineralized intersections on the A Zone extension reveal the outstanding potential to add to the known resources at the Tulsequah Chief Mine. This zone remains open down plunge and along strike. At present, only a tiny fraction of this potential has been tested by surface drilling in 2006."

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

dw 11/14

REDCORP

Discussion of Drilling Results

As previously reported, *TC06021*, *TC06022*, and *TC06023* targeted a 1993 induced polarization survey chargeability anomaly that was interpreted to correspond to a faulted offset of the A Zone. The A Zone was mined in the 1950's and was truncated by the 4400 Fault. The mineralization cut in *TC06021*, *TC06022*, *TC06023*, *TC06025* and *TC06027* is interpreted to be an off-set extension of the A Zone, in an area which is close to existing development but remains completely open for delineation of new resource additions.

TC06025 and *TC06027* were immediately collared to follow up on the new mineralization visually evident in the first three holes. *TC06025* was abandoned due to drilling difficulty above the main massive sulphide mineralization. However, the final 3.27 meters of *TC06025* cut zinc-rich mineralization grading 0.6 gpt Au, 18.41 gpt Ag, 0.33 % Cu, 0.65% Pb and 3.98% Zn. This mineralization is similar in nature to the broad zone of zinc mineralization cut in *TC06023*.

TC06027 was collared at a slight offset to *TC06025* and was successfully completed to depth. Two main zones of mineralization were encountered - zinc-rich mineralization and a polymetallic massive sulphide. The zinc-rich mineralization cut in *TC06027* grades 0.21 gpt Au, 12.46 gpt Ag, 0.17 % Cu, 0.45 % Pb and 2.91% Zn over 4.5 meters. The polymetallic massive sulphide intercept cut by *TC06027* is the thickest massive sulphide mineralization cut in the A Zone Extension to date. Starting at 138.35 meters down-hole, 11.85 meters of massive sulphide mineralization were cut grading **1.69 gpt Au, 177.56 gpt Ag, 0.98 % Cu, 0.85% Pb, and 5.24% Zn.** Within the massive sulphide mineralization an interval rich in precious metals was cut from 138.35 to 143.26 meters, grading **3.70 gpt Au, 415.16 gpt Ag, 0.45% Cu, 2.04% Pb, and 4.57% Zn**. The polymetallic intercept cut in *TC06027* is approximately 32 meters southwest of the polymetallic intercept cut in *TC06022*.

Since initial reporting on August 30, 2006, additional assays have been received for hole *TC06021*. Assays received after August 30, 2006 have revealed that a zone of zinc-rich mineralization was cut from 98.0-105.5m. This interval graded 0.27 gpt Au, 15.64 gpt Ag, 0.15% Cu, 0.61% Pb and 2.38 % Zn. The material in this interval is similar to other zinc-rich mineralization cut in the area of the A Zone extension.

TC06024 and *TC06026* targeted prospective stratigraphy along the western limb of the F Anticline. Both holes successfully cut the Tulsequah Mine Sequence. However, a late stage mafic dyke was encountered in both holes at the position where the ore horizon would otherwise lie. Further work along the western limb of the F Anticline is being considered for a follow-up program in 2007.

2006 Program Update

Three additional drillholes have been completed to test the A Zone Extension. In addition, Redfern is awaiting results from the Big Bull Phase 2 drilling program. Samples from both the A Zone Extension and Big Bull phase 2 program have been cut and shipped for assay, and results will be released as they are received and compiled. The final hole from the 2006 program was drilled from underground and completed on October 29.

Once all results have been received and included in the geological model, they will be included in the results of updated resource calculations to be performed by Wardrop Engineering Inc as independent Qualified Person.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo., are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775